July 16, 2007

Michael K. Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois   60606-1285

Re: Global Real Estate Fund of Funds I-A, L.P.
        File Numbers: 333-143368 and 811-22074

Dear Mr. Hoffman:

        We have reviewed the registration statement of Global Real Estate Fund of Funds I-A, L.P. (the "Partnership") filed on May 30, 2007 on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the captions the Fund uses in its registration statement.

Prospectus

Cover Page

        1. The fact that the units of limited partnership interest will not be listed on any exchange or have a secondary market and therefore will be illiquid is a risk that should be given greater emphasis on the cover page.

        2. The fact that the units are not transferable except under very limited circumstances and that an investor should not expect to transfer its units at all must be highlighted on the cover page.

        3. The fact that the Partnership is designed to liquidate in eight to ten years should also figure prominently on the cover page.

        4. Make the cover page disclosure pithier by abridging the discussion of the Partnership's investment policies so as to avoid impeding understanding of the above risks or of the information required by Item 1 of Form N-2.

        5. Please ensure that the legend required by Rule 481(b)(1) under the 1933 Act appears on the outside front cover page as required by Item 1.1.h of Form N-2.

Prospectus Summary

6. The Partnership is described as a "non-diversified" closed-end investment company while the its investment objective is stated as seeking capital appreciation by investing in a "diversified" portfolio of U.S. related and global real estate private equity funds. Please revise the disclosure to dispel this apparent inconsistency.

7. The terms "closings", "commitments", "leveraged gross internal rate of return", and "drawdowns" need to be more clearly defined and explained in the prospectus summary.

8. With respect to "Simultaneous Offerings", please inform the staff whether the Partnership intends to seek an exemptive order.

9. With respect to "Simultaneous Offerings", please brief the staff as to how this arrangement is in compliance with subsections (a), (d) or (e) of Section 17 of the 1940 Act and Section 36 of the Act.

10. Please explain to the staff what steps the Partnership and the Adviser will take to deal with any possible conflicts of interest that might arise from the "Simultaneous Offerings".

11. Under "Closings", disclose that the "staged closings for subsequent commitments" will have a dilutive effect on the value of investor's units.

12. Please brief the staff as to why the dilutive effect of subsequent commitments should not be considered a breach of fiduciary duty under Section 36 of the 1940 Act.

13. Fully disclose the extent and number of future closings and commitments anticipated by the Partnership and the Adviser,

14. Please explain to the staff why requiring new Partners, admitted at subsequent closings, to pay 9% interest compounded annually on advisory fees retroactive to the initial closing is not inconsistent with federal securities laws, state laws, or the rules of the NASD or other relevant self-regulatory organizations.

15. (a) Please explain to the staff why the advisory fee is based on the aggregate commitments rather than on its total assets during the Commitment Period. (b) Is the advisory fee paid monthly in arrears only during the Commitment Period?

16. Disclose, under "Advisory Fee and Administrative Fee", the fee that the Adviser will pay to the Sub-Adviser.

17. "Distributions and Performance Distribution" -- Does the earmarking of 50% of "catch-up" distributions and 5% of the total profits to the General Partner create a "senior security" under Section 18 of the 1940 Act?

18. "Tax" -- Disclose on what the Partnership bases its belief that it qualifies as a partnership for federal income tax consequences.

The Partnership

19. Please explain to the staff the reason(s) this registrant has been organized as a limited partnership rather than as a limited liability company or a corporation. Also explain to the staff why the Partnership seeks to be treated as a partnership rather than as a regulated investment company for federal income tax purposes.

20. (a) Inform the staff what GREFOF GP I-A stands for. (b) Disclose the following about the general partner: the nature of its business activities, the identity of its principals, and its relationship to the Adviser, Sub-Adviser, or any other affiliate of the Partnership.

Use of Proceeds

21. Supplementally explain to the staff why the three-year delay in investing fund commitments in accordance with the Partnership's objectives and policies is necessary. Guide 1 to Form N-2 states that an investment company generally, in order to operate in accordance with its investment objective and policies, must not take in excess of six months to invest in net proceeds. The Guide discusses some limited exceptions where registrants have been allowed up to two years to invest the net proceeds. The Partnership does not fall within any of these exceptions.

Dividend Capital Group

22. This section of the prospectus is too long and contains too much material of a promotional nature. A brief description of the Dividend Capital Group and its affiliates would suffice.   The relevance of the past performance of affiliates that are not investment companies is dubious.

Net Asset Value

23. Supplementally inform the staff whether, and when, the Board formulated and approved the Partnership's valuation procedures.

24. Amplify the disclosure to clarify the specific valuation methods that will be applied to the Portfolio Funds that are not readily marketable, real estate private equity funds, debt securities, and derivative transactions.

25. Amplify the disclosure concerning the due diligence measures that the board of directors and the Adviser will employ to verify the valuations provided by the Portfolio Funds.

Dividends and Distributions

26. Supplementally inform the undersigned whether the Partnership has sought exemptive relief to permit the distribution of capital gains more frequently than annually. If the Partnership will only distribute capital gains once a year, this should be clearly disclosed. If not, explain to the staff why the Partnership has not sought an exemptive order.

Statement of Additional Information

Investment Objective and Policies

27. Disclose whether a high portfolio turnover is anticipated for the Partnership. Specifically, state whether the Partnership expects to have a portfolio turnover that exceeds 100%.

28. Many investment described here, such as total return swap transactions and commercial are not mentioned in the prospectus. To the extent that the Partnership intends to invest in such instruments so that they might materially affect the performance of the Partnership or the decision of an investor to purchase units, such instruments should be discussed in the prospectus.

Management of the Partnership

29. The directors and officers of the Partnership, including the requisite number of disinterested directors, should be furnished by a pre-effective amendment.

General Comments

30. The term "fund of funds" generally connotes an investment company that invests in other investment companies. Since the Partnership is a closed-end investment company that invests in real estate private equity funds, consider deleting "fund of funds" from the name of the Partnership because it may be misleading under Section 35(d) of the 1940 Act.

31. Please state in your response letter whether the NASD will, or has reviewed the terms and arrangements of the offering.

32. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

33. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

34. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

35. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Partnership may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel